SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing

                                                   Commission File Number O-1437

(Check one):   |x| Form 10-K         |_| Form 11-K     |_| Form 20-F
               |_| Form 10-Q         |_| Form N-SAR

            For period ended: June 30, 1998

      |_|  Transition Report on Form 10-K
      |_|  Transition Report on Form 20-F
      |_|  Transition Report on Form 11-K
      |_|  Transition Report on Form 10-Q
      |_|  Transition Report on Form N-SAR

            For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: THE FIRST REPUBLIC CORPORATION OF AMERICA

Former name if applicable:

Address of principal executive
office (Street and Number):                           302 FIFTH AVENUE

City, State and Zip Code:                         NEW YORK, NEW YORK 10001

                                     PART II
                             RULES 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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|X|         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|         (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Financial information from foreign subsidiaries will not be received in sufficient time.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            HARRY BERGMAN                 (212)  279-6100
            --------------------------------------------------------
            (Name)                   (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       |X| Yes           |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       |X| Yes           |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that net income will increase to $13,128,000 ($19.55 per share) as compared to $1,170,000 ($1.74 per share) in the prior year. The increase is primarily attributable to a $12,922,000 gain on the sale of the Video Film Center building on April 1, 1998.


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

                    THE FIRST REPUBLIC CORPORATION OF AMERICA
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 1998                By: /s/ Harry Bergman
                                          -------------------------------------
                                          Name:  Harry Bergman
                                          Title: Chief Financial and Accounting
                                                 Officer


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